FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 26, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 18 and 25 April 2024 (both inclusive).

The cash amount of the shares purchased to 25 April 2024 as a result of the execution of the Buy-back Programme amounts to 829,469,264 Euros, which represents approximately 56.9% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
18/04/2024	SAN	Purchase	XMAD	3,698,395	4.5039
18/04/2024	SAN	Purchase	CEUX	946,263	4.4967
18/04/2024	SAN	Purchase	TQEX	108,803	4.4978
18/04/2024	SAN	Purchase	AQEU	246,539	4.4967
19/04/2024	SAN	Purchase	XMAD	2,499,008	4.4933
19/04/2024	SAN	Purchase	CEUX	714,691	4.4818
19/04/2024	SAN	Purchase	TQEX	91,289	4.4863
19/04/2024	SAN	Purchase	AQEU	195,012	4.4863
22/04/2024	SAN	Purchase	XMAD	3,469,223	4.6233
22/04/2024	SAN	Purchase	CEUX	575,975	4.6044
22/04/2024	SAN	Purchase	TQEX	107,725	4.6075
22/04/2024	SAN	Purchase	AQEU	247,077	4.6096
23/04/2024	SAN	Purchase	XMAD	3,099,988	4.7357
23/04/2024	SAN	Purchase	CEUX	562,481	4.7275
23/04/2024	SAN	Purchase	TQEX	131,895	4.7362
23/04/2024	SAN	Purchase	AQEU	205,636	4.7316
24/04/2024	SAN	Purchase	XMAD	2,099,321	4.7676
24/04/2024	SAN	Purchase	CEUX	668,366	4.7666
24/04/2024	SAN	Purchase	TQEX	71,204	4.7670
24/04/2024	SAN	Purchase	AQEU	161,109	4.7689
25/04/2024	SAN	Purchase	XMAD	3,198,013	4.7645
25/04/2024	SAN	Purchase	CEUX	566,319	4.7528
25/04/2024	SAN	Purchase	TQEX	99,805	4.7457
25/04/2024	SAN	Purchase	AQEU	235,863	4.7465
			TOTAL	24,000,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 26 April 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 18/04/2024 and 25/04/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-18-a-25-abril-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 26, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance